JED Oil Inc.

NOTICE OF CHANGE OF AUDITOR

NOTICE IS HEREBYGIVEN that Ernst & Young LLP has tendered its resignation as Auditor of JED Oil Inc. (the “Corporation”) on its own initiative in a letter received by the Corporation on October 25, 2007 (the “Resignation Date”).  On October 26, 2007, the Audit Committee of the Board of Directors of the Corporation acknowledged the resignation of Ernst & Young LLP and appointed Myers Norris Penny LLP as the new Auditor of the Corporation to fill the vacancy created by the resignation of Ernst & Young LLP.

There were no reservations, adverse opinion or disclaimer of opinion in the audit reports of Ernst & Young LLP for the two most recently completed fiscal years ended December 31, 2006 and 2005.  There was a modification in the audit report for the year ended December 31, 2006, with respect to a going concern uncertainty.

There are no reportable events (disagreements, unresolved issues or consultations as described in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators).

Dated the 31st day of October, 2007.

(“Signed”)

JED Oil Inc.

Richard Carmichael, C.A.

Chief Financial Officer